EXHIBIT 10.33

[LETTERHEAD OF BT GROUP PLC]

August 19, 2004

Jose Collazo

Chairman of the Board, President and

Chief Executive Officer

Infonet Services Corporation

2160 East Grand Avenue

El Segundo, California 90245-1022

USA

Dear Sirs,

BT Group plc (BT) and Infonet Services Corporation (Infonet) have been engaged in discussions concerning a possible business combination or other similar transaction involving BT and Infonet (the Transaction). As used in this letter agreement, the term Representatives means, as to any person, such person’s affiliates and its and their respective directors, officers, employees, agents, advisors (including, without limitation, financial advisors, counsel and accountants) and controlling persons. As used in this letter agreement, the term person shall include, without limitation, any corporation, company, partnership, limited liability company, other entity, group or individual.

Infonet agrees that from the date hereof until the earlier of (x) the execution of a definitive agreement by BT and Infonet providing for a Transaction and (y) 5:00 p.m., California time, October 29, 2004 (the Exclusivity Period) it will negotiate exclusively with BT with respect to the Transaction and will not, and will cause its Representatives not to, directly or indirectly:

(1)	disclose to any person that discussions or negotiations are taking place concerning a possible Transaction, except to the extent it has been determined in good faith, after consultation with BT and with legal counsel, that disclosure is required by law, provided that such disclosure is not required as a result of action taken or proposed to be taken by Infonet (Infonet acknowledges that BT reserves the right to end all discussions concerning a Transaction if following any such consultation Infonet decides to make such disclosure);

(2)	solicit, initiate or encourage the submission of any proposal or inquiry from any third party, or enter into or continue any discussions with any third party, regarding: a potential business combination or merger with, sale of, acquisition of securities of, investment in, or any similar transaction with, Infonet or any of its subsidiaries; a sale of all or any substantial part of Infonet’s (including its subsidiaries’) stock or assets, as the case may be; a restructuring or recapitalisation of Infonet or any of its subsidiaries; a license of all or a substantial part of Infonet’s intellectual property outside of the ordinary course of business; or an acquisition by Infonet or any of its subsidiaries of a material amount of stock or assets of any third party (collectively, a Business Combination Proposal);

(3)	provide any non-public information regarding Infonet to any third party in connection with any Business Combination Proposal;

(4)	recommend, propose, or enter into any agreement with respect to, a Business Combination Proposal with any third party; or

(5)	pay any dividends on any class of capital stock of Infonet.

Infonet represents and warrants to BT that it has terminated all prior discussions it has had with any third party concerning a Business Combination Proposal and that it is not currently engaged in any discussions or negotiations with any third party concerning a Business Combination Proposal. Infonet further agrees to promptly (within 24 hours) notify BT orally and in writing of any contacts regarding any Business Combination

Proposal with a third party on or after the date hereof, including the identity of the third party and the material terms of any such Business Combination Proposal (including type and amount of consideration), and will provide BT with a copy of any written document (including e-mail) received from a third party relating to a Business Combination Proposal. After termination of this agreement, Infonet shall be free to resume discussions with any person or entity.

Infonet hereby further agrees to use its best efforts during the Exclusivity Period to facilitate BT’s due diligence investigation as reasonably requested by BT.

In the event of any breach of the exclusivity provisions of this letter agreement, or of the obligation set forth in the preceding paragraph, BT shall be entitled to receive from Infonet on demand an expense reimbursement and opportunity fee (the “Opportunity Fee”) of $7 million.

BT shall also be entitled to receive on demand the Opportunity Fee in the event that, prior to 5:00 p.m., California time, October 29, 2004, (i) BT offers to enter into a definitive agreement for a Transaction with a per share price, payable in cash, of at least $2.06 for each class of shares (subject to suitable adjustment in the event of any change to the issued share capital after the date of this letter agreement) on terms that are customary for a U.S. public to public merger transaction of this nature) (a “BT Qualified Offer”) and (ii)(x) Infonet fails to enter into and announce publicly such definitive agreement or (y) any non-KDDI Class A stockholder of Infonet (or, after KDDI becomes an Agreeing Party, KDDI) fails to enter into an irrevocable undertaking with BT, on terms customary for a U.S. public to public merger transaction of this nature, to vote in favour of the proposed transaction; provided, however, that in no event shall the aggregate Opportunity Fee payable pursuant to this paragraph and the immediately preceding paragraph exceed $7 million. KDDI will become an “Agreeing Party” if it gives written notification to Infonet, with a copy to BT, that KDDI considers itself to be an Agreeing Party for the purpose of this letter agreement.

Each of the parties hereto agrees that the Opportunity Fee payable pursuant to the provisions of this letter constitutes liquidated damages, the amount of which is the best estimate by the parties of the damages BT would suffer from a breach of this letter agreement, it being agreed that it is extremely difficult, if not impossible and impracticable, to fix the exact amount of damages that would be incurred by BT as a result of such breach. Such liquidated damages shall be BT’s sole and exclusive monetary recourse for any breach of this letter agreement. In addition to such monetary recourse, Infonet agrees that BT and its affiliates would be irreparably harmed by a material breach of the exclusivity and best efforts provisions of this letter agreement by Infonet or any of its Representatives, that monetary remedies would be inadequate to protect BT against any actual or threatened material breach of the exclusivity and best efforts provisions of this letter agreement and, without prejudice to any other rights and remedies otherwise available to BT, Infonet agrees to the granting of equitable relief, including injunctive relief, in favour of BT with respect to the exclusivity and best efforts provisions of this letter agreement without proof of actual damages or the posting of any security bond. It is further understood and agreed that no failure or delay by BT in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

If any provision of this letter agreement shall, for any reason, be adjudged by any court of competent jurisdiction to be invalid or unenforceable, such judgment shall not affect, impair or invalidate the remainder of this letter agreement but shall be confined in its operation to the provision of this agreement directly involved in the controversy in which such judgment shall have been rendered.

This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of law to the extent that such principles would result in the application of the law of another jurisdiction. Each party hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in the City of New York in connection with disputes arising under this letter agreement and agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court. Each party hereby waives the right to plead or claim, and agrees not to plead or claim, that any action, suit or proceeding arising under this letter agreement that is brought in any such court has been brought in an inconvenient forum. Each party hereby irrevocably waives, and agrees not to assert, any right to a trial by jury in connection with disputes arising under this letter agreement.

This letter agreement constitutes the entire agreement between the parties concerning the exclusivity arrangement for negotiations between the parties, and supersedes all prior and contemporaneous agreements, understandings and agreements, written or oral, between the parties with respect to the subject matter hereof, other than the Confidentiality Agreement dated 27 February 2004. For the avoidance of doubt, Infonet’s Class A stockholders shall not be deemed Infonet’s Representatives for purposes of this letter agreement, unless they are acting under the direction, or at the instigation or encouragement, of Infonet. Notwithstanding anything in this letter agreement to the contrary (but without limiting Infonet’s obligation to pay the Opportunity Fee under the circumstances set forth above), neither party shall be legally bound in any way to enter into a Transaction unless and until each party formally executes and delivers to the other party a definitive agreement with respect thereto. No modification of this letter agreement or waiver of the terms or conditions hereof shall be binding upon any party unless approved in writing by the other party.

This letter agreement shall inure to the benefit of the parties hereto and their successors and permitted assigns. Any assignment of this letter agreement by any party without the prior written consent of the other parties shall be void. This letter agreement may be executed in counterparts, each of which shall be deemed to be an original and shall constitute the same agreement.

This agreement shall be effective with respect to each of the parties as of the date first written above and shall terminate upon the earlier of (i) 5:00 p.m., California time, on October 29, 2004 (unless BT shall have submitted prior to the date a valid BT Qualified Offer, in which case the termination date shall be extended for a reasonable period of time to allow BT and Infonet to finalize negotiations on the form of the BT Qualified Offer and for the Class A stockholders to sign their respective undertaking) and (ii) the date as of which KDDI or BT informs Infonet that it has ceased negotiations with BT or KDDI, as the case may be, concerning matters related to the Proposed Transaction (provided that this clause (ii) shall become void as of the time at which KDDI becomes an Agreeing Party and, as of that time, this agreement shall no longer be terminable pursuant to this clause (ii)). Infonet shall have the right to terminate this letter agreement, without incurring an obligation to pay the Opportunity Fee (unless such obligations shall have otherwise accrued prior to such termination), if (I) BT informs Infonet in writing that it no longer intends to pursue a Transaction or (II) (a) Infonet gives written notice to BT that it proposes to terminate this letter agreement on the grounds that BT has ceased active work on a potential Transaction, (b) Infonet is in compliance with its obligation to use its best efforts during the Exclusivity Period to facilitate BT’s due diligence, and (c) BT fails to demonstrate, to Infonet’s reasonable satisfaction, within three business days of receipt of written notice from Infonet, that BT is in fact continuing to work actively on the Transaction (which work could include due diligence, analysis of due diligence, analysis of possible Transaction structures, negotiation or discussions with one or more Class A stockholders, preparation of drafts of definitive documentation and the like).

Infonet acknowledges that BT’s willingness to continue discussions and expend resources to complete its due diligence investigation constitutes sufficient consideration for Infonet’s obligations under this agreement.

If you are in agreement with the foregoing, please indicate your acceptance by signing below and returning an executed copy of this letter.

Very truly yours,

PETER CROSS

Director, Corporate Finance

BT Group

Accepted and agreed

as of the date first above written:

INFONET SERVICES CORPORATION

By:	/s/ J.A. COLLAZO
Name:	J.A. Collazo
Title:	Chairman & President